April 9, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street
Washington, D.C. 20549-7010

Attn:	Joseph Kempf, Staff Accountant Robert Littlepage, Accounting Branch Chief Edwin Kim, Staff Attorney Jan Woo, Legal Branch Chief

Re:	Telesat Corporation and Telesat Partnership LP Draft Registration Statement on Form F-4 Submitted February 11, 2021 CIK No. 0001845840

Ladies and Gentlemen:

On behalf of Telesat Corporation (the “Company”) and Telesat Partnership LP (“Telesat Partnership”) we are submitting this letter and the following information confidentially in response to the letter, dated March 15, 2021, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s and Telesat Partnership’s Draft Registration Statement on Form F-4 (the “Registration Statement”) submitted to the Commission on February 11, 2021. Disclosure revisions in response to the Staff's comments have been made in the Amendment No. 1 to the Registration Statement (the “Amendment No. 1”), which is being submitted confidentially to the Commission contemporaneously with the submission of this letter.

References to page numbers below pertain to the page numbers in the Amendment No. 1. Capitalized terms used herein without definition have the meanings ascribed to them in the Amendment No. 1.

Draft Registration Statement filed on Form F-4

Q. Am I being asked to vote on any other proposals at the Loral Stockholder Meeting in addition to the Transaction Proposal?, page 1

1.	Comment: Please clarify that Loral received a notice from Nasdaq that it did not hold an annual stockholder meeting in 2020 in violation of Nasdaq rules, and Loral is seeking an extension through June 2021 to comply with such rules. You should also indicate that the Loral Stockholder Meeting and non-transaction related proposals are meant to satisfy the requirement of a 2020 annual meeting.

Response: The applicable disclosure in the Registration Statement has been revised in response to the Staff’s comment.  Please see page 2 of Amendment No. 1.

Questions and Answers
Q. What will happen as a result of the Transaction?, page 1

2.	Comment: Please clarify the corporate governance provisions that favor Canadian citizens and explain the purpose for these provisions. We note, for example, that Canadian investors will have majority voting power in certain situations.

Response: The applicable disclosure in the Registration Statement has been revised in response to the Staff’s comment.  Please see page 1 of Amendment No. 1.

Q. What are Loral’s reasons for the Transaction?, page 2

3.	Comment: We note that one of your reasons for the transaction is to facilitate capital raising to fund the development and launch of your proposed LEO Constellation. Please quantify the approximate amount of funds needed to bring your LEO Constellation to market.

Response: The applicable disclosure in the Registration Statement has been revised in response to the Staff’s comment.  Please see page 3 of Amendment No. 1.

Q. What vote is required to approve the proposals?, page 4

4.	Comment: Please describe the Requisite Stockholder Vote necessary to approve the Transaction Proposal.

Response: The applicable disclosure in the Registration Statement has been revised in response to the Staff’s comment.  Please see page 5 of Amendment No. 1.

Summary, page 12

5.	Comment: We note that Loral stockholders may opt to exchange their shares of common stock for either Telesat Corp. common shares or Telesat Partnership units that are convertible into Telesat Corp. common stock in 6 months. Please discuss the advantages and disadvantages of either option. Further, please clarify the purpose of the creation of the Telesat Partnership as part of the reorganization and merger transactions.

Response: The applicable disclosure in the Registration Statement has been revised in response to the Staff’s comment.  Please see pages 13-14 of Amendment No. 1.

6.	Comment: We note that PSP Investments may receive either Class C common shares or Class C units, at its option. Please clarify whether PSP Investments has made their decisions and/or if it will be known prior to effectiveness of your registration statement. Further, please clarify whether you can reasonably estimate prior to effectiveness the number of Class A, Class B, or Class C shares or units that would be issued upon the close of the merger.

Response: The applicable disclosure in the Registration Statement has been revised in response to the Staff’s comment.  Please see page 12 of Amendment No. 1.

7.	Comment: Please clarify which Public Shares of Telesat Corp will be listed on the Nasdaq upon the close of the merger.

Response: The applicable disclosure in the Registration Statement has been revised in response to the Staff’s comment.  Please see page 15 of Amendment No. 1.

8.	Comment: You disclose that you have orders or backlog of $513 million for Telesat Lightspeed, but the system will not be commercialized until 2023. Where appropriate, please provide a brief description of the Lightspeed backlog and any material orders, including if they include significant pre-launch pricing discounts.

Response: The applicable disclosure in the Registration Statement has been revised in response to the Staff’s comment to provide a brief description of the Telesat Lightspeed backlog and material orders. The Company respectfully advises the Staff that none of the agreements that constitute the contracted backlog contain any significant pre-launch discounts as compared to the Company’s current target pricing. Please see page 20 of Amendment No. 1.

Risk Factors
Telesat Corporation satellite launches may be delayed, it may suffer launch failures or its satellites may fail to reach their planned orbit, page 47

9.	Comment: Please quantify the amount of prepayments that you received for Telesat Lightspeed that would be subject to for return if there are significant delays in launching your satellites by 2023. Further, please clarify if such delays would involve other contractual penalties or damages to your customers for significant delays.

Response: The applicable disclosure in the Registration Statement has been revised in response to the Staff’s comment. Please see page 56 of Amendment No. 1.

Opinion of LionTree Advisors LLC, page 92

10.	Comment: Your summary of the LionTree fairness opinion indicates an estimated aggregate net value of the Transaction to the Loral common stockholders ranging between $27.077 million and $51.644 million. Please clarify how the value of the consideration received by non-affiliated stockholders was assessed and how that relates to the net value provided.

Response: The applicable disclosure in the Registration Statement has been revised in response to the Staff’s comment.  Please see page 102 of Amendment No. 1.

Governing Documents Following the Transaction and the Merger, page 113

11.	Comment: Please provide a more detailed description of the veto rights that MHR and PSP Investments will have under the Investors Rights Agreement to describe all material actions implicated and all material corporate governance changes.

Response: The applicable disclosure in the Registration Statement has been revised in response to the Staff’s comment.  Please see page 120 of Amendment No. 1.

The Competitive Landscape for Our Services, page 183

12.	Comment: We note you expect to generate C$1.2 billion in revenue which includes a contribution of up to C$600 million from the Government of Canada. Clarify and explain to us the nature of the Government of Canada’s contribution. Tell us if you expect the Government of Canada to contract with Telesat as a customer or whether it will provide construction or other subsidies. Also explain to us how you will account for the Government of Canada’s contribution.

Response: The applicable disclosure in the Registration Statement has been revised in response to the Staff’s comment. Please see pages 192 and 211 of Amendment No. 1.

Management’s Discussion and Analysis
Results of Operations, page 194

13.	Comment: It appears, as of September 30, 2020, you have recognized in excess of C$15 million of a C$85 million contribution to your LEO initiative. To the extent material, describe and quantify the impact of this government grant on your results of operations to date. Explain the pertinent terms of this grant and discuss your expectations of its impact on your future results and cash flows.

Response: The Company respectfully advises the Staff that while the recognition in excess of C$15.2 million no longer appears in the Results of Operations—Revenue section of the Management’s Discussion and Analysis as it has been updated to reflect revenue for the year ended December 31, 2020, the Company has added the requested disclosure to the Liquidity and Capital Resources section of the Management’s Discussion and Analysis. Please see page 211 of Amendment No. 1.

Telesat Corporation Unaudited Pro Forma Condensed Consolidated Financial Information, page 248

14.	Comment: We note that the planned transaction will be accounted for as an equity reorganization because you expect it will not result in a material change to the economic and voting interest of the shareholders of Telesat. Please explain and illustrate for us how there will be no such material changes, given the complexity of the shareholder voting and economic ownership arrangements and restrictions of the direct and indirect ownership interests in Telesat before and after the planned transaction. In your response please address the various pre-planned transaction shareholder voting rights agreements and shareholder voting restrictions along with the full, limited and special post-closing Telesat Corporation voting rights disclosed in the Post-Closing Securities table on page 19. Explain your consideration of the voting authority of the Golden Share in this regard.

Response: Prior to the transaction the economic and voting interests in Telesat Canada are represented by the respective shareholdings of Telesat Canada through various classes of common shares and voting shares as governed by the Articles of Telesat Canada. The holdings of these shares prior to the transaction substantially result in the following economic and voting rights:

●	Loral has 62.6% economic interest and 32.6% voting interest in director election and other matters. MHR, being the single largest holder of Loral stock, owns approximately 39.9% of the voting common stock of Loral and approximately 58.4% of the voting common stock and non-voting common stock of Loral, collectively. Thus, MHR can exert its voting interest in Telesat Canada, indirectly through Loral’s 32.6% director voting interest in Telesat Canada;

●	PSP (through Red Isle) has a 36.7% economic interest and 29.4% voting interest in director elections and 67.4% voting interest on other matters;

●	Cashman and Watson (now deceased) together have no material economic interest and a 38% voting interest in director elections; and

●	Current and former management of Telesat Canada has an immaterial economic and voting interest.

It was previously concluded that no individual person or entity controls Telesat Canada for accounting purposes as the nomination and election of the board does not provide any single party with majority voting power to control Telesat Canada.

In accordance with the Transaction Agreement, through completion of the proposed transaction, former Loral stockholders, PSP and certain Management shareholders will elect to exchange their existing shareholdings for either common shares in Telesat Corporation or LP units in Telesat Partnership LP. The exchange is designed to result in all shareholders having substantially the same beneficial ownership (i.e., economic interest and director designation or nomination rights) as prior to the transaction regardless of whether common shares or LP units are elected by the original shareholders.

The different classes of common shares (i.e. the Class A, Class B, or Class C Common Shares) and partnership units (i.e. Class A, Class B, and Class C units) are designed to preserve substantially the same economic interest in Telesat Canada.

In respect of voting interest, the different classes of common shares and partnership units also have substantially the same voting rights (except for the Golden Share, discussed further below). Those who elect to exchange for LP units are able to exercise their voting rights through the Voting Trust authorized by the Trust Voting Agreement which gives unit holders the same voting rights as common shareholders (indirectly through Class A, B, and C Special Voting Shares to be held by the Voting Trust). In accordance with Section 26 of the Articles of Telesat Corporation, those Special Voting Shares are designed to provide the unit holders the same voting rights, on an as-exchanged basis (i.e. 1:1 as common shares). The only exception relates to Class C shares that are separated into Class C Fully Voting Shares and Class C Limited Voting Shares for the purpose of limiting PSP’s rights to elect directors and resulting in rights substantially the same as those prior to the transaction, as outlined above.

Ultimately, the economic and voting interests in Telesat Corporation will have substantially the same rights in Telesat Canada, through the GP units of Telesat Partnership LP held by Telesat Corporation, that allow them to control and direct the activities of Telesat Partnership LP, which will indirectly wholly own Telesat Canada.

The board composition of Telesat Corporation, in accordance with Section 10.2 of the Articles of Telesat Corporation, will be comprised of ten members, including the CEO of Telesat Corporation, three directors nominated by PSP, three directors nominated by MHR and three directors nominated by the Nominating Committee. This board composition is substantially similar to the board of Telesat Canada prior to the transaction. As noted in our response to question 15 in this letter, we have concluded that newly formed entities within the group structure have no economic substance and are established to facilitate the equity reorganisation. As such, the board of directors of Telesat Corporation will indirectly control the operations of Telesat Canada.

In accordance with Section 10.2 and Section 12.7 of the Articles of Telesat Corporation, a Nominating Committee will be constructed to nominate candidates for election to the board of directors and reject any appointed directors of PSP or MHR, for and only for Good Cause (as defined in the Articles). The Nominating Committee will initially be comprised of 1 designated director of PSP, 1 designated director of MHR, and at least 3 specially designated directors (Canadians who satisfy the criteria for being an independent audit committee director and who are not associated or affiliated with MHR or PSP). After 2024, or earlier if MHR and PSP sell down their respective shareholdings, this number reduces to 1. In such case, through a majority vote, the committee will nominate 3 directors for election to the board, except when such nominated person was previously an appointed director by either PSP or MHR, which requires unanimous agreement.

Telesat Corporation will issue a “Golden Share”, which will be held and voted by the Trust. In accordance with Section 28 of the Articles of Telesat Corporation, the voting rights attributed to the Golden Share, as set out in Section 2.1 of the Transaction Agreement, will be variable such that the aggregate number of votes cast by Canadians, including PSP, with respect to a particular matter will equal a simple majority of all votes cast in respect of such matter in order to ensure that Canadians maintain the majority of the aggregate voting power of Telesat Corporation. By virtue of the voting trust mechanism, the Golden Share will be voted consistent with the votes cast by holders of the Class A Common Shares and the Class A Units.

The Golden Share and its associated rights, in substance, replaces the previously held director voting rights, held through director voting shares of Cashman and Watson. The intent of both of these structures is to ensure that Canadians retain majority voting control with respect to the election of directors.

The existence of the Golden Share does not change whether PSP and MHR can, substantively together, control the board. This can be illustrated by assuming an extreme case where there is only one Canadian Class A voter, other than PSP. In this scenario the mechanism would magnify the individual Canadian’s relative voting power to approximately 21% in order to ensure a simple majority of Canadian voters (this one Class A voter plus PSP). The relative voting rights of MHR and PSP would also decline to approximately 29% and 29% respectively, such that no party, individually, has a controlling interest and PSP and MHR, together retain substantive control with respect to election outcomes.

The mechanism for election of the board of directors of Telesat Corporation will result in no individual person or entity having a controlling interest in Telesat Corporation and indirectly Telesat Canada. The nomination and election of the board does not provide any single party with majority voting power to control Telesat Corporation.

In summary, prior to the transaction the majority of (indirect) shareholders of Telesat Canada were MHR (through Loral) and PSP (through Red Isle), holding the majority of the economic and voting rights. Following the transaction these parties will remain the majority (indirect) shareholders of Telesat Canada and will retain majority economic rights, in substantially the same proportion as prior to the transaction, as well as retaining aggregate voting control. As a result it has been concluded that the transaction as a whole represents an equity reorganisation between existing shareholders as further discussed in our response to Question 15.

15.	Comment: Please explain for us your consideration of the specific interpretative guidance in IFRS 3 and IFRS 10 you expect to rely upon to account for the planned transactions as an equity reorganization.

Response: The Company acknowledges that transfers among entities that have a high degree of common ownership, but in which no one shareholder controls the entities, are not technically common control transactions. However, we considered that such transfers may be accounted for in a manner similar to a common control transaction, if it is determined that the transfers lack economic substance. IFRS 3 para 2(c) specifically scopes out transactions that are business combinations involving entities or businesses under common control. While IFRS 3 para B1-B4 provides certain guidance over the application of para 2(c), there is lack of definitive guidance under IFRS to determine whether the current situation is a common control transaction.

Given the lack of definitive guidance under IFRS for such transactions, we considered that if the ownership percentages and interests are, in substance, the same before and after the transaction, that a substantive transaction did not occur. The fact that as part of the Transaction, an immaterial amount of net assets held by Loral that are unrelated to Telesat are being acquired by Telesat Corporation would not change the conclusion as the net assets are immaterial to the overall transaction and they are not considered as a ‘business’ under IFRS 3.

In support of this approach, we also considered the IFRIC’s agenda decision published in March 2013 discussing whether reverse acquisition accounting can be applied to reverse acquisitions that do not constitute a business. The fact pattern in that IFRIC update has some differences because it considers the acquisition by a listed non-operating shell company of a non-listed operating company. However, the planned transaction is fundamentally a non-operating shell company obtaining control through exchanges of equity interests of an existing operating entity. The IFRIC acknowledges there is no guidance for this type of transaction, but that such a transaction has some features of a reverse acquisition because the former shareholders of the legal subsidiary obtain control of the legal parent, but that the transaction is outside of the scope of IFRS 3. The IFRIC noted that by applying the reverse acquisition guidance in paragraph B20 of IFRS 3 by analogy, the accounting acquirer is deemed to have issued shares to obtain control of the acquiree. In the fact pattern contained in the IFRIC agenda decision, there is also a share based payment charge for obtaining a listing because some value is given away to the shareholders of the listed entity in order to obtain a listing. In the planned transaction, all of the existing direct and indirect Telesat Canada shareholders will exchange for the shares/units of the new structure in such a way that gives rise to substantially the same economic interests before and after the transaction. As such, the transaction lacks economic substance and no IFRS 2 charge would arise. However, the resulting accounting would otherwise be similar to a reverse takeover of the newly incorporated shell company by the underlying operating business where the former assets of the operating business continue to be carried at historical carrying amounts as it is effectively a continuation of the existing operating business.

In addition, IFRS 10 was considered in the determination that ultimately the proposed transaction results in the new public entity controlling Telesat Canada (i.e. from an accounting perspective it is the “legal acquirer”). Specifically, we considered the definition of control in IFRS 10 para 5-9 and note that subsequent to the proposed transaction the public entity has power, is expected to have exposure to variable returns through its shareholdings, and has the ability to use power to effect the amount of its returns through making relevant decisions. This is because the relevant decisions (being important decisions that significantly impact the returns of the public company) will ultimately be made through directing the operations of the operating business through the public company’s general partnership interest in the limited partnership entity that controls the underlying operating entities.

16.	Comment: Tell us and disclose whether the planned reorganization is expect to have a material impact on the tax basis of the combined assets and liabilities. If so, also tell us whether the parties to the planned transactions expect to enter into agreements comparable to tax receivable agreements and how such agreement will be accounted for.

Response: The Company respectfully advises the Staff that it expects that the planned reorganization will not have a material impact on the tax basis of the combined assets and liabilities. Accordingly, the Company does not expect the parties to the planned transactions to enter into a tax receivable or comparable agreement. The applicable disclosure in the Registration Statement has been revised to reflect the Company’s conclusion. Please see pages 261 and 271 of Amendment No. 1.

Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2020, page 251

17.	Comment: We note Loral will distribute $61.8 million, C$9.3 million, and C$7.9 million prior to the reorganization. In separate pro forma adjustment and subtotal columns, please give pro forma effect to these distributions on Loral’s balance sheet prior to presenting the effects of the Transaction.

Response: The applicable disclosure in the Registration Statement has been revised in response to the Staff’s comment, in relation to the C$9.3 million and C$7.9 million (now C$14.7 million) dollar payments, updated to the most recent estimate in this Amendment No. 1. Please note that the distribution of $61.8 million was made by Loral in December 2020 and, therefore, has been included in the final results and removed as a pro forma adjustment. Please see pages 262 and 278 of Amendment No. 1.

18.	Comment: We note under Recent Developments on page 20 the transfer of assets and prepayment of outstanding term loans. In separate adjustment and subtotal columns following the Historical Telesat balance sheet and income statements, give pro forma effect to these transactions before presenting the pro forma effects of the Transaction or advise us.

Response: The Company respectfully advises the Staff that since the Pro Forma Financial Information now presents the Pro Forma Balance Sheet as of December 31, 2020 and the Pro Forma Statements of Income for the year ended December 31, 2020, the transfer of assets and prepayment of outstanding term loans, both of which were consummated on or prior to December 31, 2020, have already been accounted for in the Historical Telesat balance sheet and income statements presented therein.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Information
(2) Capital transaction
2.2: Share capital , page 256

19.	Comment: The pro forma adjustment for Share Capital on page 256 does not appear to foot. Please revise or advise.

Response: The Company respectfully advises the Staff that since the Pro Forma Financial Information now presents the Pro Forma Balance Sheet as of December 31, 2020 and the Pro Forma Statements of Income for the year ended December 31, 2020, the pro forma adjustment for Share Capital has been revised accordingly.

Note 3: Limited Partnership Presentation, page 259

20.	Comment: We note that Loral stockholders will be able to elect to receive exchangeable Telesat Partnership units instead of Telesat Corporation public shares. We further note that the results of this election may have a material impact on how Telesat Corporation and Telesat Partnership will present their financial statements upon and after consummation of the planned reorganization/combination transaction. Please either advise or revise to present pro forma Telesat Partnership financial information giving effect to the range of results in accordance with Rule 11-02(a)(10) of Regulation S-X.

Response: In accordance with Rule 11-02(a)(10), the Company acknowledges that the election of certain shareholders to receive either exchangeable Telesat Partnership units or Telesat Corporation public shares, in addition to the continued assessment of the consolidation conclusion, could trigger a range of results that could have a material impact on how Telesat Corporation and Telesat Partnership will present their financial statements upon and after consummation of the Transaction.

In the Pro Forma Condensed Consolidated Financial Information, the following two scenarios of pro forma financial information have been prepared to illustrate the potential scenarios as a result of such elections made by Loral stockholders:

Scenario 1 — Consolidated: Pro Forma Condensed Consolidated Financial Information — In this scenario it has been assumed that where a valid Telesat Partnership Election is required in order to receive Telesat Partnership Units no such valid Telesat Partnership Election can be assured and as a result Telesat Public Shares will be issued as Transaction Consideration. In accordance with consolidation principles of IFRS 10, Pro Forma Condensed Consolidated Financial Information will be presented for Telesat Corporation. This scenario is presented in the Telesat Corporation Unaudited Pro Forma Condensed Consolidated Financial Information.

Scenario 2 — Equity Investment: Pro Forma Financial Information — In this scenario it has been assumed that where a valid Telesat Partnership Election is still required in order to receive Telesat Partnership Units, such a valid Telesat Partnership Election will be made by all existing Loral stockholders and as a result Telesat Partnership Units will be issued as Transaction Consideration. In addition, it has also been assumed that consolidation principles of IFRS 10 have not been met.

As a result, Pro Forma Condensed Financial Information for Telesat Corporation has been prepared in accordance with IAS 28, with the investment in Telesat Partnership accounted for as an equity investment. The Telesat Partnership pro forma financial information reflects the consolidation of each of its controlled subsidiaries. To illustrate the presentation of Pro Forma Financial Information under this scenario, Pro Forma Financial Information has been prepared and presented for both Telesat Corporation and Telesat Partnership. This scenario is presented in the Telesat Corporation Unaudited Pro Forma and Telesat Partnership Unaudited Pro Forma Condensed Consolidated Financial Information.

Financial Statements
Telesat Unaudited Interim Condensed Consolidated Financial Statements
Note 13: Government Grant, page 327

21.	Comment: Please disclose how you are accounting for the a non-refundable government contribution. Disclose the pertinent terms of this grant and if applicable, the amount recognized as either a reduction of expenses and/or acquired assets.

Response: The applicable disclosure in the Registration Statement has been revised in response to the Staff’s comment. Please see pages 211 and 322 of Amendment No. 1.

Comparison of Rights of Telesat Corporation Shareholders..., page 360

22.	Comment: We note that you have an exclusive forum provision for certain shareholder claims that are restricted to the Superior Court of Justice of the Province of British Columbia per page H-33. Please add a comparison of rights that explains the differences as it relates to forum restrictions. Further, please consider adding a risk factor that addresses your exclusive forum provision and also explains how it would be applied for claims under the Securities or Exchange Act.

Response: The applicable disclosure in the Registration Statement has been revised in response to the Staff’s comment.  Please see pages 40 and 372 of Amendment No. 1.

23.	Comment: In your background of the transaction narrative, you indicate that MHR and PSP Investments sought a corporate opportunity waiver, which appears to have been included on page H-25. Please add the corporate opportunity provision in your comparison of rights table and add a risk factor that discusses any conflicts of interests that may result of this provision. Further, please clarify whether MHR or PSP, or their respective affiliates would compete in similar markets and may compete with you for future acquisitions, customers, or funding.

Response: The applicable disclosure in the Registration Statement has been revised in response to the Staff’s comment.  Please see pages 40-41 and 371-372 of Amendment No. 1.

The Company has also amended the Registration Statement to update certain information. Please do not hesitate to contact me at (212) 403-1000 with any further questions or comments.

Sincerely,
/s/ Christopher S. DiFrancesco
Christopher S. DiFrancesco
Vice President, General Counsel and Secretary

cc:
John L. Robinson, Esq.
Maurice M. Lefkort, Esq.
Douglas P. Warner, Esq.